Exhibit (a)(24)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN SINGAPORE

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Singapore. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. It is possible that the surrender of any option pursuant to the terms of the exchange offer may be a taxable event.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

It is possible that the New Option Grants may be structured to qualify for any favorable tax consequences (which may include a deferral of tax on exercise) available under the tax regulations at the time of grant of the New Option Grants are made; however, no assurances can be given to that effect.

Sale of Shares. When you sell the shares, you will not in general be subject to any additional tax.